INTRODUCTION

The following management’s discussion and analysis (“MD&A”) provides a review of important events, results of operations and the financial position of CFM Corporation (“CFM” or the “Company”) for the year ended September 28, 2002, in comparison with those for the year ended September 29, 2001. This discussion should be read in conjunction with the consolidated financial statements for the year ended September 28, 2002 and the accompanying notes.

CFM operates in one business segment, home products, which includes the development, manufacture and sale of fireplaces, hearth related products and barbeques and related accessories. CFM is subject to a number of the usual risks associated with a durable consumer products industry. Demand for these products is affected by the general state of the economy, demographics, the level of housing starts, consumer spending on home renovations and remodelling, weather, the seasonality of the demand for CFM’s products, the seasonal buying patterns of major customers, industry capacity and competition. A more complete discussion of the risk factors affecting CFM is contained later in this report under the heading “Risks and Uncertainties.”

This MD&A contains forward-looking statements that reflect CFM’s current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of words such as “believed,” “expect,“ “anticipate,” “intend,” “foresee,” “likely,” “will” or other similar words or phrases. These forward-looking statements involve certain risks and uncertainties, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, demographics, consumer confidence and the level of housing starts, war and acts of terrorism, CFM’s ability to develop new products, patent protection, weather, the seasonality of the demand for CFM’s products, the seasonal buying patterns of major customers, the availability of CFM’s manufacturing capacity to respond to seasonal demand, industry capacity, product liability, relationships with certain significant customers, suppliers and employees, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and labour, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. CFM considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of CFM, may ultimately prove to be incorrect. In addition, CFM does not have any obligation to publicly update on any previously issued forward-looking statements.

Results of Operations

CFM’s consolidated sales increased 38% to $576.2 million in the year ended September 28, 2002, compared to $416.3 million in the prior year.

Sales by product category were as follows:

FOR THE 12 MONTHS ENDED	September 28	September 29
($ millions)	2002	2001
	$	$
Hearth and heating products	443.2	397.6
Barbeque and outdoor products	133.0	18.7
	576.2	416.3

Sales of hearth and heating products were $443.2 million in the year, an increase of 11% from the prior year. Within this product category, hearth products generated sizeable growth due to significant expansion within the mass merchant retail channel as well as double-digit growth in North American new home construction segment sales. The growth in new home construction was partially offset by a fourth quarter year-over-year decline in retrofit hearth product sales in the specialty retail channel caused by particularly warm weather in the fall buying season. Sales of heating products declined marginally year-over-year.

Sales of barbeque and outdoor products were $133.0 million in the year, an increase of $114.3 million from the prior year. The significant increase was a result of sales of CFM’s new mass merchant barbeque grills and barbeque accessories through CFM Keanall’s operations. CFM Keanall was formed as a barbeque division in January 2002 by combining the newly acquired Keanall Holdings Limited (“Keanall”) with the commencement of commercial production in our new barbeque grill manufacturing plant. Also as previously announced, CFM acquired The Great Outdoors Grill Company (“TGO”) on May 30, 2002. TGO’s post acquisition end of season grill sales also contributed to CFM’s overall sales increase in this category.

Gross Profit

Gross profit increased by $36.3 million or 26% from the prior year to $173.7 million. As a percentage of sales, gross profit declined to 30.1% from 33.0% in the previous year.

Gross margin in the year was impacted by the significant growth in barbeque appliance sales, which are at margins lower than the historical margins realized in hearth products, as well as by the initial season costs of the new barbeque manufacturing facility. Barbeque appliance margins were negatively impacted in this start-up year by costs associated with inefficient raw material usage and component sourcing, subcontracted metal forming and inefficient labour and operating costs following commencement of commercial operation of the new facility in January 2002. Many of the initial year cost inefficiencies have been addressed and future barbeque margins are expected to improve but remain lower than the historical hearth product margins realized by the Company.

Gross margin in the year was also impacted by year-over-year changes in sales mix. The higher sales growth in the lower margin, new home segment in the hearth market and lower fourth quarter sales of higher margin retrofit hearth products due to the unusually warm fall weather were the main contributors to the lower gross margin.

Selling, Administrative, Research and Development Expenses

Operating expenses for the year increased $23.6 million or 35% to $91.7 million. The incremental increase in expenses related primarily to the addition of Keanall and TGO. As a percentage of sales, operating expenses were 15.9%, slightly lower than the prior year of 16.4%.

EBITDA

Earnings before interest, taxes, and amortization (“EBITDA”) were $82.0 million, up $12.7 million or 18% from the prior year. EBITDA margins declined to 14.2% from 16.6% last year due primarily to the impact of lower overall gross margins as discussed above. The following is a reconciliation of EBITDA to net income for the year:

EBITDA for the year has been determined as follows:

FOR THE 12 MONTHS ENDED	September 28	September 29
($ millions)	2002	2001
	$	$
Net income for the period	42.1	31.4
Amortization	13.3	10.4
Interest income	(0.2)	(0.5)
Interest expense	7.1	8.3
Income taxes	19.7	14.7
Amortization of goodwill (net of tax)	—	5.0
EBITDA	82.0	69.3

EBITDA is defined as earnings before the taking of any deductions in respect of interest, taxes and amortization. EBITDA is presented before deductions for interest expense, tax expense and amortization to provide financial statement users a measure of CFM’s earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations.

EBITDA and EBITDA margin are not recognized measures for financial statement presentation under Canadian generally accepted accounting principles (“GAAP”). Non-GAAP measures (such as EBITDA and EBITDA margin) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM’s GAAP results, as provided in the financial statements for the year ended September 28, 2002.

Net Interest Expense

Net interest expense of $6.8 million was down $1.0 million from the prior year as a result of lower interest rates.

Net Income

Net income for the year ended September 28, 2002 was $42.1 million, up 34% from $31.4 million in the previous year due primarily to the significant growth in sales.

In accordance with the Canadian Institute of Chartered Accountants’ (“CICA”) new accounting recommendation for Business Combinations, Goodwill and Other Intangible Assets, goodwill is no longer amortized. Net income in the prior year was $36.4 million after giving retroactive effect to the accounting change concerning the amortization of goodwill of $5.0 million.

Earnings Per Share

Earnings per share (“EPS”) increased 29% to $1.06 from $0.82 in 2001, due primarily to the 34% increase in net income, partially offset by a 4% increase in the weighted average number of shares outstanding. The weighted average number of common shares of the Company (“Common Shares”) outstanding increased to 39,836,000 primarily as a result of the 2,722,000 Common Shares issued on the acquisitions of Keanall and TGO net of the purchase of 180,000 Common Shares under the Company’s Normal Course Issuer Bid. On a comparative basis, EPS increased by $0.11 or 12% from $0.95 in 2001 after giving retroactive effect to the accounting change concerning goodwill.

Diluted EPS improved to $1.03 from $0.81 in the prior year and from $0.94 after retroactive effect of the accounting change concerning goodwill.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Accounts receivable increased $33.5 million compared to a year ago due primarily to higher hearth sales in the fourth quarter and particularly in the month of September 2002 compared to a year ago, as well as barbeque accounts receivable of Keanall and TGO operations.

Inventory increased by $38.5 million over the prior year due to the addition of Keanall and TGO as well as the initial year, end of season inventories of grills and raw material inventories required for CFM’s new barbeque manufacturing operation. The expanded barbeque grill offering has been successful with consumers, contributing significantly to CFM’s sales growth in the year. Initial year market penetration uncertainty, product mix variability and customer on-time fulfillment demands have led to higher grill inventories to support this sales growth.

Other assets increased by $1.3 million over the prior year to $6.8 million with the deferred barbeque facility start-up costs accounting for the majority of the increase. Pre-commercial production start-up costs for the new barbeque manufacturing facility totalling $3.8 million have been deferred. Of that amount, $2.0 million was incurred and deferred in fiscal 2002 up to the end of the first quarter when commercial production quality and output levels were achieved. For the nine-month period from the beginning of the second quarter through to the end of the fiscal year, $0.6 million of deferred barbeque facility start-up costs were amortized.

Intangible assets increased by $2.0 million over the prior year to $8.3 million. The trademarks acquired by the Company’s British fireplace business accounted for the majority of the increase.

Goodwill increased by $60.7 million to $232.7 million due primarily to the goodwill acquired on the acquisitions of Keanall and TGO of $51.5 million and $12.9 million, respectively. Application of the new fair value impairment test of goodwill recommended by the CICA resulted in a $2.0 million writedown of the goodwill associated with CFM’s United Kingdom subsidiary to zero. Consistent with the CICA accounting recommendation for Business Combinations, Goodwill and Other Intangible Assets, the Company ceased amortizing goodwill in fiscal 2002. In accordance with the new pronouncement, the Company will assess the impairment of goodwill by applying a fair value based test on an annual basis going forward.

Shareholders’ equity increased by $65.8 million or 24% over the prior year to $343.4 million with net book value per share increasing to $8.46, up 16% from $7.30 in 2001. The principal factors contributing to the change in equity were net earnings for the year of $42.1 million and the share consideration issued as part of the Keanall and TGO acquisitions of $33.5 million.

CASH FLOW

During the year, CFM generated $49.7 million in cash from operations, a $15.3 million or 44% increase from the $34.4 million of cash generated in fiscal 2001. An increase of $7.3 million in cash flow from operations before changes in non-cash working capital, along with an $8.0 million lower investment in working capital compared to the prior year, contributed to the improvement in cash generated.

Non-cash working capital was impacted by an incremental investment in inventory primarily attributable to the initial year, end of season finished goods inventory of barbeque grills and raw materials for the new barbeque operation, as well as higher fireplace inventories in line with the demand expectation for the fall/winter fireplace season. This was offset by lower cash installments of income taxes in fiscal 2002 as a result of changes in the timing of quarterly installments in the United States and an increase in accounts payable and accrued liabilities. The increase in payables was lower than the increase in other working capital as the Company continued to take advantage of supplier discounts for early payment when economically justified. Excluding the impact of the additional receivables from the acquired businesses of Keanall and TGO, accounts receivable increased only marginally year-over-year despite higher sales in the fourth quarter and particularly in the month of September 2002 due to a focused effort to improve the aging of receivables.

Cash flow used in investing activities was $50.3 million with Keanall and TGO acquisitions consuming $10.8 million and $15.1 million, respectively. Capital spending in the fiscal year was $20.9 million. Significant capital projects in the year included the completion of the Company’s new barbeque manufacturing facility, tooling costs to accommodate the increase in demand for electric fireplaces, and the ERP system implementation for our mass merchant operations.

The Company’s net debt increased by $50.1 million to $201.3 million, reflecting the residual over operating cash flow required to fund the acquisitions of Keanall and TGO as well as capital expenditures. The Company is capitalized with net debt to total capital of 59%.

Net debt is defined as debt (current and long-term portion) plus bank indebtedness net of cash. This measure is widely accepted by the financial markets as a measure of credit availability. Net debt is not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles (“GAAP”). Non-GAAP measures (such as net debt) do not have any standarized meaning and are, therefore, unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider this financial measure in the context of CFM’s GAAP results, as provided in the financial statements for the year ended September 28, 2002.

With the objective of maximizing return on capital employed, the Company purchased and cancelled under its 2001/2002 Normal Course Issuer Bid 179,500 Common Shares at an average price of $9.48 per share during the fiscal year for $1.7 million. The Company filed a new Normal Course Issuer Bid on October 3, 2002, and under the 2002/2003 Normal Course Issuer Bid, the Company can purchase up to 2,800,000 Common Shares commencing October 9, 2002 until October 8, 2003.

Cash flows from operations in fiscal 2003 should generate adequate cash reserves for capital expenditures and purchases of shares under the 2002/2003 Normal Course Issuer Bid and provide excess cash capacity to repay debt or use for other corporate purposes.

RISKS AND UNCERTAINTIES

The Company is subject to a number of the usual risks associated with operating as a manufacturer in a durable consumer products industry. The Company manufactures a line of hearth, heating and barbeque products and accessories for the North American and U.K. markets. Demand for these products is affected by the general state of the economy, including interest rates, the level of housing starts and consumer spending on home renovations and remodelling, and the weather. The Company seeks to minimize the effect of these short-term variances by geographic, product-line and distribution-channel diversification.

A substantial portion of the Company’s products is based on gas-fuelled products. Major changes in the prices of natural gas, propane or kerosene may affect the markets for the Company’s products.

In the normal course of business, the Company monitors the financial condition of its customers and reviews on a regular basis the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company does not believe that it is exposed to an unusual level of customer credit risk.

An increasing proportion of the Company’s revenues is generated from mass merchant customers. There is a trend to increased concentration in the mass merchant channel through continued retailer consolidation. For the year ended September 28, 2002, three customers represented 38% of total sales and 52% of the year-end accounts receivable balance. In future, as the Company’s sales to this type of customer grow, the risk increases that loss of revenue from one or more of these customers could adversely affect the Company’s operating results.

As the Company continues to expand the scope of its activities in foreign markets, it becomes exposed to a greater degree of foreign exchange risk. The Company has exposure to exchange rate changes as a result of its net investment in foreign subsidiaries. The U.S. and U.K. operations are considered self-sustaining foreign operations for financial reporting purposes. Gains or losses on translation of the Company’s net investment in foreign subsidiaries are recorded as a separate item of shareholders’ equity.

Any weakening in the value of the U.S. dollar or British pound against the Canadian dollar would result in lower revenue and earnings for the Company when stated in Canadian dollars.

The Company also imports certain products from South Korea. While these purchases are denominated in U.S. dollars, the Company is subject to adjustments in product pricing, either favourable or unfavourable, depending on the relationship of the Korean won and the U.S. dollar. Significant strengthening of the Korean won against the U.S. dollar could result in lower earnings for the Company.

The Company’s Canadian operations utilize raw materials purchased in U.S. dollars. A substantial portion of the foreign exchange exposure on these purchases is offset by a corresponding revenue stream obtained from sales of products manufactured in Canada and sold in the United States in U.S. dollars. U.S. denominated debt allows the Company to mitigate the currency translation effects on these operations. The Company continues to monitor foreign exchange rates and their impact on the balance sheet. While not currently a party to any exchange hedging instruments, if deemed necessary, the Company may enter into such arrangements in the future.

The Company’s interest bearing debt is floating rate, based upon prime rate based loans, Bankers’ Acceptances, LIBOR loans or any combination thereof. Interest bearing debt was $174 million at September 28, 2002.

Due to the nature of the Company’s manufacturing operations, environmental laws and regulations have not had, and are not expected to have, a significant impact on operations.

Quarterly Financial Results

(in thousands of dollars, except per share amounts)

		Q1		Q2			Q3			Q4		Full Year
	2002		2001	2002	2001	2002		2001	2002		2001	2002	2001

Sales	127.7		110.3	113.1	74.8	152.4		87.2	183.0		144.0	576.2	416.3
Net income	13.9		11.9	6.3	3.0	7.3		3.4	14.6		13.1	42.1	31.4

EBITDA*	25.4		23.9	13.2	8.8	15.8		10.4	27.6		26.2	82.0	69.3

Per share
Earnings	0.37		0.31	0.15	0.08	0.18		0.09	0.36		0.34	1.06	0.82

Earnings before
goodwill
amortization	0.37		0.34	0.15	0.11	0.18		0.12	0.36		0.38	1.06	0.95

Diluted earnings	0.36		0.30	0.15	0.08	0.18		0.09	0.35		0.34	1.03	0.81

* Please refer to the EBITDA section of the MD&A included in this report.

O U T L O O K

While fiscal 2002 was a success in terms of record sales and earnings, it was also a success in establishing a strong platform from which to build and grow profitably in the future on three fronts. First, CFM’s core hearth and space heating operations remain well positioned for continued growth through market share gains in the new home sector and significant new opportunities in remodelling markets as consumers focus more of their discretionary spending on the home. In addition, with expanded relationships within the mass merchant channel, the fastest growing segment of the retail market, and one of the broadest distribution networks in the industry, we expect to achieve continued revenue growth in CFM’s core hearth and space heating business next year and beyond.

Second, in fiscal 2002, we successfully launched CFM’s new barbeque manufacturing facility and a new line of barbeque appliances, and established and strengthened relationships with key mass merchant retailers. In combination with the acquisitions of Keanall and TGO, CFM is now a major player in barbeque appliances and accessories. Through new product offerings and expanded presence in retail markets, we expect significant growth in barbeque and outdoor products in fiscal 2003 and following years.

Third, CFM’s recent acquisition of Greenway Home Products Inc. (“Greenway”), in conjunction with the continued development of CFM’s own water purification technology, has solidly placed the Company in the high-growth-potential water purification and dispensing market. As these products are sold through retail and, in particular, mass merchant retail channels, we will be able to lever CFM’s relationships within these channels to drive further sales growth. In fiscal 2003, we expect to achieve only modest growth in this segment, but with the expectation of significant growth beyond.

As barbeque appliances and accessories command a lower gross margin than CFM’s traditional hearth products, with the anticipated growth in the Company’s barbeque business, we expect overall gross margins to be lower in the future. However, from CFM’s results in fiscal 2002, we believe that the Company has significant performance opportunities heading into fiscal 2003. A number of factors should contribute to gross margin improvements in fiscal 2003, including overcoming start-up inefficiencies at the Company’s new barbeque facility, improving overhead absorption profile through better utilization of manufacturing capacity and streamlining the Company’s operations to improve the link between sales forecasts, inventory levels and plant performance. In addition, looking forward we will see leverage in CFM’s net profitability as the Company is able to grow without adding significant overhead and administrative support, which should result in improvement in the Company’s net margins.

As we look at trends in the Company’s business overall, we are hopeful that, through a more expansive participation with a broad range of retailers in hearth, barbeque and now our water and air products, CFM can be positioned as the supplier of home appliances that will be commonplace in most North American homes.

We feel that CFM is well positioned in its markets and has the financial capacity to support its aggressive growth plans for fiscal 2003 and beyond.